InterOil Scales-Up PNG Operations

SINGAPORE, Jan. 29, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced the relocation of core functions from its 100-person office in Cairns, Australia, to support expanding operations in Papua New Guinea ("PNG"). The Cairns office will close by the end of the year.

The decision to increase capacity in PNG comes as InterOil is finalizing an agreement with Total S.A. of France (CAC: TOT; NYSE: TOT) to develop a multi-billion dollar LNG project in PNG. Work continues on completing the Total agreement by the end of Q1 2014, including the buy-out of minority interests.

Putting Resources Where Impact is Greatest
InterOil's Chief Executive Officer, Dr. Michael Hession, said the relocation of core functions would put resources where they are most needed. "PNG is our base, and where all our activities are, including exploration, refining, and distribution – and, of course, the LNG project. It makes sense to focus our workforce there," Dr. Hession said.

A New Drilling Campaign Begins
InterOil has also begun a new round of drilling as part of its exploration activities across almost 4 million acres in PNG. The company plans to drill up to eight wells in the next 12-15 months. The drilling of each well is expected to take about three months. Currently, 1100 people are working in the field on the seismic program and preparation for drilling operations. The commencement of drilling operations will employ an additional 300 people.

Well	License	Progress
Wahoo 1 Exploration	PPL236
  Camp commissioned on January 20, and fully functional
  Cellar and rig pad construction completed
  Mini camp in place
  Communications set up, and 80% complete
  Rig loads mobilising from Napa Napa to site; 25% complete
  Rig has two rig crews on site
  Rig-up operations 10% complete

Raptor 1 Exploration	PPL237	Water source 100% cleared Camp preparation 10% complete Cutting to grade 60% complete Rig started moving on January 14
Bobcat 1 Exploration	PPL238
  Cutting to grade 100% complete
  Cellar construction 100% complete
  Pad construction 60% complete
  Drill camp construction 70% complete
  Rig move started on January 17 (five days ahead of schedule) and now 30% on site

Antelope 4 Appraisal	PRL15	Final site coordinates under review Well-site planning is underway Landowner agreement in place and signed

About InterOil
InterOil Corporation is a vertically integrated oil and gas company in Papua New Guinea. It has exploration interests over approximately 3.9 million acres (about 1.6 million hectares) and holds a major interest in the large Elk-Antelope gas field, which is being developed for a liquefied natural gas project with Total of France. InterOil owns and operates Papua New Guinea's only oil refinery, and operates an extensive petroleum retail and commercial distribution network. It has corporate headquarters in Singapore and its operations office in Port Moresby and employs more than 1000 people. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil
Wayne Andrews, Vice President Capital Markets	Meg LaSalle, Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings Corporate Communications
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the development the proposed Gulf LNG Project, the use of gas from the Elk and Antelope fields, the purchase of minority interests in PRL15, expectations regarding the ability to achieve a satisfactory conclusion or any conclusion of the partnering process and the timing of a conclusion of the partnering process, the proposed 8 well drilling program to be completed in 12-15 months, business prospects and strategies. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including discussions with minority interest owners and closing of the proposed LNG partnering with Total SA. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.